UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(b), (c) AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No. 1)*

Helmerich & Payne, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

423452101

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 423452101	Page 2 of 12

1.	Name of reporting persons American International Group, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Incorporated under the laws of the State of Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 238,698
	7.	Sole dispositive power 0
	8.	Shared dispositive power 238,698
9.	Aggregate amount beneficially owned by each reporting person 238,698
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 0.2%
12.	Type of reporting person HC

CUSIP No. 423452101	Page 3 of 12

1.	Name of reporting persons SAFG Retirement Services, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Organized under the laws of the State of Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 238,698
	7.	Sole dispositive power 0
	8.	Shared dispositive power 238,698
9.	Aggregate amount beneficially owned by each reporting person 238,698
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 0.2%
12.	Type of reporting person HC

CUSIP No. 423452101	Page 4 of 12

1.	Name of reporting persons AIG Life Holdings, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Organized under the laws of the State of Texas
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 238,698
	7.	Sole dispositive power 0
	8.	Shared dispositive power 238,698
9.	Aggregate amount beneficially owned by each reporting person 238,698
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 0.2%
12.	Type of reporting person HC

CUSIP No. 423452101	Page 5 of 12

1.	Name of reporting persons AGC Life Insurance Company
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Organized under the laws of the State of Missouri
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 238,698
	7.	Sole dispositive power 0
	8.	Shared dispositive power 238,698
9.	Aggregate amount beneficially owned by each reporting person 238,698
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 0.2%
12.	Type of reporting person IC

CUSIP No. 423452101	Page 6 of 12

1.	Name of reporting persons American General Life Insurance Company
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Organized under the laws of the State of Texas
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 212,931
	7.	Sole dispositive power 0
	8.	Shared dispositive power 212,931
9.	Aggregate amount beneficially owned by each reporting person 212,931
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 0.2%
12.	Type of reporting person IC

CUSIP No. 423452101	Page 7 of 12

1.	Name of reporting persons SunAmerica Asset Management, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Organized under the laws of the State of Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 212,931
	7.	Sole dispositive power 0
	8.	Shared dispositive power 212,931
9.	Aggregate amount beneficially owned by each reporting person 212,931
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 0.2%
12.	Type of reporting person IA

ITEM 1 (a).	NAME OF ISSUER:

Helmerich & Payne, Inc.

ITEM 1 (b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1437 S. Boulder Ave., Suite 1400

Tulsa, Oklahoma 74119-3623

ITEM 2 (a).	NAME OF PERSON(S) FILING:

American International Group, Inc.

SAFG Retirement Services, Inc.

AIG Life Holdings, Inc.

AGC Life Insurance Company

American General Life Insurance Company

SunAmerica Asset Management, LLC

ITEM 2 (b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE(S):

American International Group, Inc.

175 Water Street

New York, NY 10038

SAFG Retirement Services, Inc.

1999 Avenue of the Stars

1 SunAmerica Center

Los Angeles, CA 90067

AIG Life Holdings, Inc.

2929 Allen Parkway

Houston, TX 77019

AGC Life Insurance Company

2727-A Allen Parkway

Houston, TX 77019

American General Life Insurance Company

2727-A Allen Parkway

Houston, TX 77019

SunAmerica Asset Management, LLC

Harbor Side Financial Center

3200 Plaza 5

Jersey City, NJ 07311

ITEM 2 (c).	CITIZENSHIP:

The information requested hereunder is set forth under Item 4 of the cover pages to this Schedule 13G.

ITEM 2 (d).	TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2 (e).	CUSIP NUMBER:

423452101

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

American International Group, Inc.:

(g)	A parent holding company or control person, in accordance § 240.13d-1(b)(1)(ii)(G)

SAFG Retirement Services, Inc.:

(g)	A parent holding company or control person, in accordance § 240.13d-1(b)(1)(ii)(G)

AIG Life Holdings, Inc.:

(g)	A parent holding company or control person, in accordance § 240.13d-1(b)(1)(ii)(G)

AGC Life Insurance Company:

(c)	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

American General Life Insurance Company:

(c)	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

SunAmerica Asset Management, LLC:

(e)	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

ITEM 4.	OWNERSHIP.

(a) through (c). The information requested hereunder is set forth under Items 5 through 9 and Item 11 of the cover pages to this Schedule 13G.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Clients of the reporting persons may have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities which are the subject of this filing.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

See Exhibit 1 attached hereto for the information requested hereunder with respect to the relevant subsidiaries of American International Group, Inc.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2017

AMERICAN INTERNATIONAL GROUP, INC.

By	/s/ Geoffrey N. Cornell
Name:	Geoffrey N. Cornell
Title:	Vice President

SAFG RETIREMENT SERVICES, INC.

By	/s/ Christine A. Nixon
Name:	Christine A. Nixon
Title:	Senior Vice President

AIG LIFE HOLDINGS, INC.

By	/s/ Christine A. Nixon
Name:	Christine A. Nixon
Title:	Senior Vice President

AGC LIFE INSURANCE COMPANY

By	/s/ Christine A. Nixon
Name:	Christine A. Nixon
Title:	Senior Vice President

AMERICAN GENERAL LIFE INSURANCE COMPANY

By	/s/ Christine A. Nixon
Name:	Christine A. Nixon
Title:	Senior Vice President

SUNAMERICA ASSET MANAGEMENT, LLC

By	/s/ Matthew Hackethal
Name:	Matthew Hackethal
Title:	Chief Compliance Officer

EXHIBIT INDEX

Exhibit 99.1	Identification and Classification of the Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company

Exhibit 99.2	Agreement of Joint Filing